

May 25, 2012

Via E-mail
Laurence S. Levy
Chief Executive Officer
Hyde Park Acquisition Corp. II
500 Fifth Avenue
50th Floor
New York, New York 10110

     **Re: Hyde Park Acquisition Corp. II
            Amendment No. 5 to Registration Statement on Form S-1
            Filed May 16, 2012
            File No. 333-174030**

Dear Mr. Levy:

We have reviewed your amended registration statement dated May 16, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

1. We note your disclosure on page 3 that pursuant to the Nasdaq listing rules, your business combination must be with a target business whose collective fair market value is at least equal to 80% of the balance in the trust account. Please add a discussion in Risk Factors that addresses any potential risks regarding a future business combination associated with this limitation.

Private Placements, page 4

2. We note your disclosure that your sponsors contributed an aggregate of 718,750 shares of common stock to your capital at no cost to you. Please identify the consideration that the sponsors received in exchange for the shares. We also note that you have removed the

concept of the founder earnout shares. Please explain whether there is any connection between the deletion of the founder earnout shares and the sponsor contributions.

Management, page 67

3. We note your disclosure on page 68 that Mark Dalton has served on the board of directors since May 2011. Please explain why he had not been named as a director in prior drafts of your registration statement.

Certain Transactions, page 78

4. We note that the table on page 79 includes a number of sponsors that were not listed in previous drafts of the registration statement. We also note that you have not disclosed any new sales of unregistered securities. Please explain why these sponsors were not disclosed in earlier drafts of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

cc.   via E-mail
        David Allan Miller, Esq.
        Graubard Miller LLP